Sidley Austin LLP One South Dearborn Street Chicago, IL 60603 +1 312 853 7000 +1 312 853 7036 Fax AMERICA • ASIA PACIFIC • EUROPE

July 16, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Re:	Regal Beloit Corporation
Amendment No. 1 to Registration Statement on Form S-4
Filed June 30, 2021
File No. 333-255982

Ladies and Gentlemen:

On behalf of Regal Beloit Corporation (“Regal”), and in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Regal’s Amendment No. 1 to its registration statement (the “Registration Statement”) on Form S-4 (File No. 333-255982) filed with the Commission on June 30, 2021 (“Amendment No. 1”) set forth in the Staff’s letter dated July 9, 2021 (the “Comment Letter”), we submit this letter containing Regal’s responses to the Comment Letter. In connection with this letter, Regal has filed with the Commission via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”) that incorporates the changes to the Registration Statement made in response to the Staff’s comments set forth in the Comment Letter, as well as certain other updated information.

Set forth below in bold font are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of Regal with respect thereto, or a statement identifying the location in Amendment No. 2, as applicable, of the requested or revised disclosure. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 2.

Regal is also mailing to the Staff’s attention for its convenience clean copies of Amendment No. 2 and copies that are marked to show changes from Amendment No. 1. Page references in Regal’s responses are to pages in the clean copies of Amendment No. 2.

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Amendment No. 1 to Form S-4 Filed June 30, 2021

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships.

July 16, 2021

Material U.S. Federal Income Tax Consequences of the Transactions, page 268

1.	We note that counsel has filed short form tax opinions as Exhibits 8.1 and 8.2. Please therefore revise the disclosure in the proxy statement/prospectus to clearly state that, in the opinions of Morgan Lewis and Sidley, the Reorganization will qualify as a tax-free transaction under Sections 355, 361 and 368(a)(1)(D) of the Code and that each of the Distributions will qualify for non-recognition of gain and loss pursuant to Sections 355, 361 and/or 368 of the Code. Refer to Section III.B. of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, Regal respectfully advises the Staff that counsel have revised their legal opinions filed as Exhibits 8.1 and 8.2 to clearly reach the conclusions noted by the Staff in the body of those opinions.

We hope that the foregoing, and the revisions to the Registration Statement in Amendment No. 2, have been responsive to the Staff’s comments. Please do not hesitate to contact me at 312-853-7783 or Christopher R. Hale at 312-853-2238 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Scott R. Williams
Scott R. Williams
Partner
Sidley Austin LLP

cc:	Thomas Valentyn, Regal Beloit Corporation
Christopher R. Hale, Sidley Austin LLP